Prudential Investments LLC

655 Broad Street – 17th Floor
Newark, New Jersey 07102

November 1, 2015

The Board of Directors
Prudential World Fund, Inc.
655 Broad Street—17th Floor
Newark, New Jersey 07102

Re: Prudential Jennison Global Opportunities Fund

To the Board of Directors:

Prudential Investments LLC has contractually agreed through February 28, 2017 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, transfer agency expenses (including sub-transfer agency and networking fees), taxes, interest and brokerage commissions, and extraordinary expenses) of each class of shares to 0.84% of the Fund's average daily net assets.

Very truly yours,

PRUDENTIAL INVESTMENTS LLC
By: /s/Scott E. Benjamin
Name: Scott E. Benjamin
Title: Executive Vice President